Exhibit 99.2

FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving an issuance or potential issuance of a listed security)1

Name of Listed Issuer:	Curaleaf Holdings, Inc.	(the “Issuer”).

Trading Symbol:	CURA
Issued and Outstanding Securities of the Issuer Prior to Transaction:	564,890,062

Date of News Release Fully Disclosing the Transaction:	N/A

1.	Transaction

1.	Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: In March 2018, Curaleaf, Inc. acquired a 50% stake, plus one share, in Curaleaf Massachusetts, Inc. (“Curaleaf MA”), for a consideration of US$36,000 in cash and US$3.51 million of debt settlement, in accordance with a plan of conversion of Curaleaf MA's predecessor, Mass Organic Therapy, Inc., to a for-profit entity. PT Mass Holdings, LLC, of which Joseph F. Lusardi is a member, acquired the remaining shares of Curaleaf MA at the time of conversion for a consideration of US$35,500. In August 2018, Curaleaf, Inc. agreed to acquire PT Mass Holdings, LLC's stake in Curaleaf MA for US$46.2 million, of which US$28.2 million was satisfied by the issuance of 3,212,337 Subordinate Voting Shares of the Issuer and US$18 million in contingent cash payments based on Curaleaf MA satisfying certain milestones. Those milestones have been satisfied. Mr. Lusardi and the other member of PT Mass Holdings, LLC have agreed to, in lieu of a cash payment, convert US$10 million of the contingent cash payments into a promissory note, on terms substantially similar as those of the Company’s senior secured term loan facility bearing interest at a rate of 13.0% per annum, payable quarterly in arrears, entered into pursuant to a financing agreement by and between Curaleaf, Inc., as borrower, the Issuer, as parent, certain subsidiaries of Curaleaf Inc., as guarantors, the lenders party thereto and GLAS Trust Company, LLC, as agent (the “Senior Term Loan Facility”). Contrary to the collateral package under the Senior Term Loan Facility, the promissory note issued is secured by a security interest on the assets comprising the dispensaries of the Issuer located in Stamford, CT and Hartford CT, formerly operating under the name “Arrow Alternative Care & Herbology”.

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

2.	Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: CAD	$13,120,000[2]
(b)	Cash:

(c)	Other:	CAD$13,120,000[2] principal amount under a promissory note

(d)	Work commitments:	N/A

3.	State how the purchase or sale price and the terms of any agreement were determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s-length negotiation. Despite the fact that the promissory note involves a Related Person, being Mr. Joseph F. Lusardi, Chief Executive Officer of the Issuer, the terms of the promissory note are substantially similar to those of the Senior Term Loan Facility, which were established based on arm’s length negotiation between the Issuer and the lenders under the Senior Term Loan Facility.

4.	Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer:	N/A

5.	If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:
Not applicable

6.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A

2 Based on an exchange rate of CAD$1.3120 for US$1.00 as at October 20, 2020.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

(b)	Cash	N/A
(c)	Other	N/A

7.	State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

Joseph F. Lusardi is Chief Executive Officer of the Issuer.

8.	If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A

2.	Development

Provide details of the development. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: N/A

3.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5.	All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated: November 8, 2020.
Michael Carlotti
Name of Director or Senior Officer

/s/ Michael Carlotti
Signature

Chief Financial Officer
Official Capacity

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015